Mail Stop 4561

June 1, 2009

Christopher J. Spencer, Chief Executive Officer
Wizzard Software Corporation
5001 Baum Blvd., Suite 770
Pittsburg, PA 15213

Re: **Wizzard Software Corporation**
        Registration Statement on Form S-3
        Filed May 5, 2009
        File No. 333-158996
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed March 31, 2009
        File No. 001-33935

Dear Mr. Spencer:

    We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Signatures, page 14

1.   We note the filing does not include the signature of your controller or principal accounting officer. If John Busshaus, your CFO, also serves as the controller or principal accounting officer, his signature should be captioned as such. See Instructions 1 and 2 to the Signatures section of Form S-3. This same comment

applies to your Form 10-K for the fiscal year ended December 31, 2008. Please amend your filings as necessary to provide the required signatures.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 27

2.   The report of your independent registered public accounting firm does not state that the audit was conducted in accordance with "the standards of the Public Company Accounting Oversight Board (United States)," as called for by Auditing Standard No. 1. It instead refers to "generally accepted auditing standards in the United States of America." Please amend your filing to provide an audit report that contains the required language.

Item 9A(T). Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 58

3.   Your management's report on internal control over financial reporting does not contain an appropriate assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, as required by Item 308T(a)(3) of Regulation S-K. You disclose only that based on your assessment, management identified no material weakness. Please amend your filing to provide an assessment that includes an express statement as to whether or not management concluded that your internal control over financial reporting is effective as of December 31, 2008**.**

****

        As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that each filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.

Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3483. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735, if you thereafter have any other questions.

Sincerely,

Katherine Wray
Staff Attorney

cc: <u>Via Facsimile (801) 355-7126</u>
       Branden T. Burningham, Esq.